UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2015

On March 17, 2016, the registrant issued a press release pertaining to its results of operations for the twelve month period ended December 31, 2015 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

	By	/s/ Carlos A. Boero Hughes

	Name:	Carlos A. Boero Hughes

	Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 17, 2016

adecoagro

4Q15 | 2015

4Q15 / 2015
Earnings Release
Conference Call

Conference Call
March 18, 2015
11 a.m. (US EST)
12 p.m. Buenos Aires time
12 p.m. São Paulo time
4 p.m. Luxembourg time

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $78.1 million in 4Q15, 107.1% higher year-over-year, driving 2015 Adjusted EBITDA to $203.1 million

Luxembourg, March 17, 2015 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the fourth quarter and twelve month period ended on December 31, 2015. The financial and operational information contained in this press release is based on audited consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

Financial & Operating Performance

$ thousands	2015	2014	Chg %	4Q15	4Q14	Chg %
Gross Sales	674,314	722,966	(6.7%)	218,668	217,041	0.7%
Net Sales (1)	648,670	694,470	(6.6%)	209,763	205,645	2.0%
Adjusted EBITDA (2)						
Farming & Land Transformation	70,282	85,246	(17.6%)	35,445	(14,978)	n.a
Sugar, Ethanol & Energy	154,565	153,532	0.7%	48,498	59,422	(18.4%)
Corporate Expenses	(21,776)	(23,233)	(6.3%)	(5,820)	(6,719)	(13.4%)
Total Adjusted EBITDA	**203,071**	**215,545**	**(5.8%)**	**78,123**	**37,725**	**107.1%**
Adjusted EBITDA Margin (2)	**31.3%**	**31.0%**	**0.9%**	**37.2%**	**18.3%**	**103.0%**
Net Income	18,375	2,438	653.7%	831	(12,856)	n.a
Farming Planted Area (Hectares)	224,343	219,305	2.3%	224,343	219,305	2.3%
Sugarcane Plantation Area (Hectares)	129,299	124,412	3.9%	129,299	124,412	3.9%

- Adjusted EBITDA(2) in 4Q15 totaled $78.1 million, 107.1% higher than 4Q14. Adjusted EBITDA margin(2) was 37.2% compared to 18.3% in 4Q14.
- Full year 2015 Adjusted EBITDA was $203.1 million, 5.8% below the previous year. Adjusted EBITDA margin in 2015 was 31.3%, slightly above 2014.
- Net Income totaled $0.8 in 4Q15, driving 2015 Net Income to $18.4, 654% higher than 2014.

(1) Net Sales are calculated as Gross Sales net of sugar, ethanol and energy sales taxes.

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

Financial and Operational Performance In our Sugar, Ethanol and Energy business, Adjusted EBITDA in 4Q15 reached $48.5 million, 18.4% lower than 4Q14. Operating and financial performance in the quarter was negatively affected by: (i) substantial rainfall, almost twice the historical average, which caused harvest delays and disruptions, resulting in a 21.9% decrease in sugarcane crushing volumes year-over-year; (ii) lower realized ethanol and energy prices in US dollars; and (iii) a $9.7 million loss derived from the negative mark to market of our sugar hedge position compared to a $7.2 million gain in 4Q14. These effects were partially offset by: (i) a 5.9% increase in sugarcane productivity leading to fixed cost dilution; and (ii) the devaluation of the Brazilian Real, which dilutes most of our costs measured in US dollars. The un-harvested sugarcane as of December 31, 2015, is scheduled to be harvested during 1Q16. On a full year basis, Adjusted EBITDA was $154.6 million with an Adjusted EBITDA margin of 41.2%, in both cases slightly above the previous year. The year-to-date improvement in financial performance is primarily explained by (i) a 15.2% increase in sugarcane crushing volumes resulting in higher sugar, ethanol and energy production and sales volumes, which was made possible by the timely completion of the Ivinhema mill and our focus on expanding our sugarcane plantation; (ii) a 15.1% year-over-year increase in sugarcane yields and a 1.1% growth in TRS content, which resulted in a 16.4% increase in TRS per hectare; (iii) an 8.4% increase in cogeneration efficiency ratio, which reached an average of 66.4 KWh exported per ton of sugarcane, one of the highest in the industry; (v) enhanced production efficiencies and operational leverage in our cluster leading to cost dilution. Operating and financial performance was largely offset by lower sugar and ethanol realized prices in US dollar terms, and the deferral of milling into 1Q16. The Farming and Land Transformation businesses’ Adjusted EBITDA in 4Q15 reached $35.4 marking a $50.4 million increase compared to the same period of the previous year. This increase was primarily driven by (i) a $10.7 million increase in Changes in Fair Value in our Crops segment, resulting primarily from higher wheat and corn gross margins driven by an 11.2% increase in wheat yields and higher net prices for both crops as a result of the elimination of export taxes (except for soybean which was reduced 5%) and elimination of export quotas in Argentina; (ii) a $24.0 million gain generated from the sale of farms in Argentina; and (iii) a $1.6 million gain from the mark-to-market of our commodity hedge position, which  was $13.1 million higher than 4Q14. On a full year basis, Adjusted EBITDA was $70.3 million, 17.6% lower than 2014. Financial performance was primarily explained by: (i) lower commodity prices; (ii) higher production costs in US dollars resulting from the appreciation of the Argentine peso in real terms during most of 2015; and offset by higher soy and corn yields and hedge results. Net Income in 2015 totaled $18.4 million, $15.9 million or 654% higher compared to the previous year. The growth in net income was achieved by (i) a $26.8 million increase in the value of our sugarcane plantation as a result of higher future sugar and ethanol prices; (ii) an $18.4 million decrease in depreciation and amortization expenses, mainly explained by the depreciation of the Brazilian real; (iii) an $8.0 million higher net gain from farm sales; and (iv) a $2.4 million decrease in income taxes. These effects were partially offset by a $28.6 million increase in financial losses, driven by the effect of the depreciation of the Argentine peso and the Brazilian real and the $12.5 million decrease in consolidated Adjusted EBITDA.

Strategy Execution Farmland sales at strong premium to independent appraisal During November and December 2015, we sold La Cañada farm located in the province of San Luis, Argentina, and the sale of a 49% minority interest in El Orden and La Carolina farms, located in province of Santa Fe, Argentina. The farms were sold for a total price of $34.8 million, representing a 57% and 48% premium to Cushman & Wakefield’s independent farmland appraisal dated September 30, 2015. In aggregate, these transactions generated capital gains of $24.0 million in 4Q15. For more information please see Land Transformation segment (page 12). New Macroeconomic Outlook and Agribusiness Reform in Argentina The new government led by President Mauricio Macri has implemented major policy changes in the agribusiness sector since it took office. The most important changes include the elimination of export taxes for all agricultural commodities (except soybean which was reduced by 5%), the elimination of export quotas and restrictions for corn and wheat, and a >50% nominal devaluation of the Argentine peso. These changes have and will continue to have a significant impact on margins and profitability for the sector and Adecoagro. The expected profitability of Argentine farmland has more than doubled as a result of these policy changes, assuming equal level of prices and production costs. Commencement of Positive Free Cash Flow Cycle The fourth quarter of 2015 marked the commencement of positive free cash flow generation for the Company. Following an aggressive growth cycle that commenced in 2008 and was completed in mid-2015, we generated a record of $85.2 million of free cash flow before net changes in borrowings in 4Q15. On a full year basis, despite having incurred capital expenditures of $147.9 million, free cash flow before net changes in borrowings was $(6.3) million, compared to $(179.8) million in 2014. We expect free cash flow to become positive during 2016 on a full year basis and to continue growing over the upcoming years, driven by the utilization of full crushing capacity in our sugar mills, the recent policy changes in Argentina as described above, the rebound in sugar and ethanol prices, the enhancement of operational efficiencies and the devaluation of Argentine Peso and Brazilian Real, among others. Inclusion of AGRO in MSCI Index On November 30, 2015, Adecoagro was included in the MSCI Argentina and Frontier Market indexes. As a new foreign-listed constituent, Adecoagro’s weight will be allocated in two phases: 50% was allocated in the November 30, 2015 Semi-Annual Index Review and the remaining 50% weight is expected to be allocated during the May 2016 Semi-Annual Index Review. AGRO’s share liquidity has more than doubled from an average of $2.3 million before November 2015, to above $5.0 million post inclusion. Market Overview According to UNICA, by the end of December 2015, sugarcane crushing in the Center-South region of Brazil reached a total of 594.1 million tons, 4.6% higher year-over-year. Sugar production compared to the previous year decreased by over 4.4%, while ethanol production increased 4.9% on account of better prices. The sugar market delivered an impressive rally in 4Q15, reaching 15.6 US cents/lb on December 3, 2015, the highest level since January 2015. On average, sugar prices during 4Q15 were 30% higher compared to 3Q15, when prices reached their lowest level since 2008. Various cane production areas were affected by the “El Nino” weather phenomenon, including excess rainfalls in Center-South Brazil and drought affected India and Thailand. Ethanol prices also rallied during 4Q15, driven by 6% increase in gasoline prices and higher demand compared to same period last year. According to UNICA, since the beginning of the 2015/16 harvest, ethanol demand has increased 20%, while production only grew by 6%. Energy prices experienced high volatility in 4Q15, fluctuating between 212 BRL/MWh and 116 BRL/MWh, on average 13.2% below 3Q15, but still above the historical average. According to USDA, grain prices  during  4Q15  have  been  pressured  by  excellent weather  conditions in the US  and a negative  macro  environment. Global grain stock-to-use ratios are expected to reach multi-year highs. US  exports  year-to-date  are  below  historical average and  market expectations,  driven by strong a  US dollar and depreciating  emerging market  currencies. In Argentina, local grain prices have rebounded driven by the reduction and elimination of export taxes and non-tariff barriers implemented by the government as of December 17, 2015. Recent Developments Changes to Biological Assets Accounting – Bearer Plants During June 2014, the International Accounting Standards Board (IASB) made amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over several periods and are considered to be similar to an item of machinery. The IASB has decided that bearer plants should be accounted for in the same way as property, plant and equipment. They will therefore now be accounted for under IAS 16. The produce growing on bearer plants will continue to be measured at fair value less cost to sell (IAS 41). Under this new definition, Adecoagro’s sugarcane plantations qualify as both bearer plants and agricultural produce in the following way:  The sugarcane roots, which will grow produce over multiple harvests and will be classified as property, plant and equipment and measured at amortized cost and depreciated over their useful lives. The sugarcane currently growing on the field, which will be cut during the next harvest, will be treated as agricultural produce and will be measured at fair value. As required under IAS 8, the change in accounting policy will be applied retrospectively. These amendments will be effective January 1, 2016 and comparative figures will be retrospectively revised accordingly.

adecoagro

4Q15

Operating Performance

Farming Business

Farming Production Data					
Planting & Production	Planting Plan (hectares)			2015/2016 Planting Progress	
	2015/2016E	2014/2015	Chg %	Planted	%
Soybean	59,483	63,944	(7%)	59,460	100%
Soybean 2nd Crop	28,947	32,532	(11%)	28,947	100%
Corn (1)	38,847	32,461	20%	38,847	100%
Corn 2nd Crop	3,992	7,583	(47%)	3,994	100%
Wheat (2)	32,393	37,020	(12%)	32,393	100%
Sunflower	9,548	12,314	(22%)	9,549	100%
Cotton lint	-	3,160	(100%)	-	-
Total Crops	**173,210**	**189,014**	**(8%)**	**173,190**	**100%**
Rice	37,565	35,328	6%	37,565	100%
Total Farming	**210,775**	**224,343**	**(6%)**	**210,755**	**100%**
Owned Croppable Area	120,263	124,172	(3%)		
Leased Area	57,573	60,056	(4%)		
Second Crop Area	32,939	40,115	(18%)		
Total Farming Area	**210,775**	**224,343**	**(6%)**		

(1) Includes soybean 2nd crop

(2) Includes corn 2nd crop, sorghum and peanut.

(3) Includes barley

2015/16 Harvest Year

During the second half of 2015, we began our planting activities for the 2015/16 harvest year. Planting activities continued throughout early 2016, and as of the date of this report we have seeded a total of 210,755 hectares, 8% lower compared to the previous harvest year. Our owned croppable area, which is the area that provides the highest EBITDA contribution, has decreased 3.1% as a result of the farm sales in 2015. Leased area, which varies in size on the basis of return on invested capital, has also decreased by 4.1%. Second crop area was reduced by 18% as a result of the reduction in wheat area.

Planting conditions for the 2015/16 harvest year have been adequate. On average, planting was done in a timely manner, with very good humidity conditions during the initial growth phase of the crop.

Soybean: 59,483 hectares were successfully planted, 7% below the previous harvest season as a result of crop rotation, which was mostly shift towards corn area. We planted the soybean crop between mid-October and December according to schedule. The crop began its growth cycle favored by adequate rainfalls in November and December 2015. In addition, good climatic conditions experienced mid-way through January has allowed the crop to develop normally.

Soybean 2nd crop: As of the day of this report, 28,947 hectares were successfully planted. Due to excess rainfalls in certain regions we suffered delays in planting. Nonetheless, crop development has been very good.

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adecoagro
4Q15

Corn: As of January 2016, 100% of our corn crop had been seeded. Total planted area reached 38,847, 20% higher than previous harvest year. In an effort to diversify our crop risk and minimize our water requirements, approximately 25% of the area was planted with early corn seeds in September and the remaining 75% of the area was planted with late seed varieties during the end of November and December of 2015. The early corn grew under good conditions favored by adequate rains in December 2015 and January 2016, which occurred during the plant flowering or critical growth stage resulting in higher than expected yields. The late corn planted areas are expected to develop normally.

Sunflower: Sunflower seeding operations began in mid-September 2015 with 9,548 hectares successfully seeded by January 2016. The crop has developed normally and will be harvested during the first quarter.

Rice: Our rice planting plan that began in August 2015 was successfully completed as of October 31, 2015. Planted area totaled 37,565 hectares, 6% above that of the 2014/15 harvest year.

Wheat: As of January 30, 2015, the harvest was completed with 32,393 hectares harvested. Average yield for the wheat crop was 2.54 tons per hectare, 11.2% higher than the previous harvest year.

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data							
	metric	4Q15	4Q14	Chg %	2015	2014	Chg %
Crushed Cane	tons	1,794,058	2,296,030	(21.9%)	8,335,447	7,232,827	15.2%
Own Cane	tons	1,700,949	2,073,142	(18.0%)	7,396,926	6,418,274	15.2%
Third Party Cane	tons	93,109	222,888	(58.2%)	938,521	814,554	15.2%
Sugar Produced	tons	81,499	134,809	(39.5%)	464,929	413,687	12.4%
Ethanol Produced	M3	84,908	98,556	(13.8%)	361,001	299,810	20.4%
Hydrous Ethanol	M3	47,890	49,095	(2.5%)	206,508	175,172	17.9%
Anhydrous Ethanol	M3	37,018	49,460	(25.2%)	154,493	124,638	24%
TRS Equivalent Produced	*tons*	*230,211*	*309,721*	*(25.7%)*	*1,102,357*	*944,049*	*16.8%*
Exported Energy	MWh	116,552	162,513	(28.3%)	553,090	442,706	24.9%
Expansion & Renewal Area	hectares	2,642	6,696	(60.5%)	12,865	36,267	(64.5%)
Harvested Area	hectares	18,565	24,444	(24.1%)	82,317	79,447	3.6%
Sugarcane Plantation	hectares	129,299	124,412	3.9%	129,299	124,412	3.9%

Rains during 4Q15 in the center-south region of Brazil were significantly above the historical average, which resulted in important disruptions and delays in the harvest. As a result, sugarcane crushing during 4Q15 reached a total of 1.8 million tons of sugarcane, 21.9% lower compared to 4Q14. Consequently, sugar and ethanol production measured in TRS equivalent was 25.7% lower year-over-year. The unharvested sugarcane standing on the fields as of the end of the year is scheduled to be harvested during 1Q16.

On a cumulative basis, during 2015 our mills crushed a total of 8.3 million tons of sugarcane, 15.2% higher than 2014 and representing 82% of total nominal capacity. This increase was driven primarily by (i) an 18% increase in milling per day driven by the expansion in nominal crushing capacity resulting from the completion of the Ivinhema mill in May 2015 coupled with enhanced agricultural and industrial efficiencies; and (ii) the expansion of our sugarcane plantation to supply our mills. As a result of the increase in sugarcane milling, sugar and ethanol production during 2015 increased by 12.4% and 20.4% compared to 2014, respectively. Exported energy (MWh) increased by 24.9% year-over-year as a result of the increase in crushing and higher efficiency in cogeneration equipment and operations.

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adecoagro

4Q15

Expanding and renewing our plantations continues to be a key strategy to supply our mills with quality raw material at lower costs. During 2015, we planted 12,865 hectares, of which 7,978 hectares correspond to cane renewal and 4,887 hectares to expansion.

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	**4Q15**	**4Q14**	**Chg %**	**2015**	**2014**	**Chg %**
Gross Sales						
Farming	66,014	63,658	3.7%	273,692	315,837	(13.3%)
Total Sales	**66,014**	**63,658**	**3.7%**	**273,692**	**315,837**	**(13.3%)**
Adjusted EBITDA (1)						
Farming	11,465	(14,978)	n.a	46,302	59,738	(22.5%)
Land Transformation	23,980	-	n.a	23,980	25,508	(6.0%)
Total Adjusted EBITDA (1)	**35,445**	**(14,978)**	**n.a**	**70,282**	**85,246**	**(17.6%)**
Adjusted EBIT (1)(2)						
Farming	9,362	(16,676)	n.a	39,156	52,602	(25.6%)
Land Transformation	23,980	-	n.a	23,980	25,508	(6.0%)
Total Adjusted EBIT (1)(2)	**33,342**	**(16,676)**	**n.a**	**63,136**	**78,110**	**(19.2%)**

Adjusted EBIT for the Farming business in 4Q15 was $33.3 million, $50.0 million higher than 4Q14. The increase is primarily explained by: (i) a $10.7 million increase in gross margins (reflected in changes in fair value and changes in net realizable value) for wheat and corn related to the 2015/16 harvest as a result of higher wheat yields and higher prices as a result of the elimination of export taxes in Argentina on December 17, 2015; (ii) a $13.1 million increase in soybean and corn hedging results, and (iii) $24.0 million gain resulting from the sale of La Cañada farm and the sale of a minority stake of subsidiaries that own El Orden and La Carolina farms.

On an annual basis, Adjusted EBIT for the Farming and Land Transformation was $63.1 million in 2015, 19.2% lower than 2014. The decrease is mainly explained by: (i) lower commodity prices; (ii) higher production costs in US dollars resulting from the appreciation of the Argentine peso until mid-December when a devaluation of the currency occurred; and offset by higher soy and corn productivity and hedge results.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 28 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

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adecoagro

4Q15

Crops

Crops - Highlights							
	metric	4Q15	4Q14	Chg %	2015	2014	Chg %
Gross Sales	*$ thousands*	39,467	25,394	55.4%	154,741	177,662	(12.9%)
	thousand tons	188.9	103.1	83.3%	688.1	673.5	2.2%
	$ per ton	208.9	246.4	(15.2%)	224.9	263.8	(14.7%)
Adjusted EBITDA	*$ thousands*	9,905	(14,247)	n.a	33,211	36,671	(9.4%)
Adjusted EBIT	***$ thousands***	**8,906**	**(14,680)**	**n.a**	**30,784**	**34,745**	**(11.4%)**
Planted Area[1]	*hectares*	148,899	152,889	(2.6%)	148,899	152,889	(2.6%)

(1) Does not include second crop planted area.

Agricultural activities during the fourth quarter of 2015 consist mainly of the harvest of winter crops and the planting of summer crops. Profit during the quarter is derived from the harvest of winter crops (wheat & barley), the fair value recognition of summer crops with significant growth as of December 31, the mark-to-market of grain inventories and the mark-to-market of commodity hedges. Adjusted EBIT for our Crops segment during 4Q15 was $8.9 million compared to the negative $14.7 million in 4Q14. This gain is mainly explained by: (i) a $1.6 million gain related to the mark-to-market of our soybean and corn hedge position, which represents a $13.1 million increase compared to 4Q14; (ii) an $8.1 million increase in Changes in Fair Value of Biological Assets and Agricultural produce as a result of higher wheat margins harvested in December 2015 as a result of an 11% increase in yields and higher market prices, coupled with higher expected margins for corn; and (iii) a $2.6 million increase from the mark-to-market of our grain inventories ("changes in net realizable value") mainly as a result of the elimination of export taxes in Argentina as of December 17, 2015.

On a full year basis, 2015 Adjusted EBIT reached $30.8 million, 11.4% lower compared to the previous year. The weaker financial performance is explained by (i) lower commodity prices and (ii) higher production costs measured in US dollars resulting from the appreciation of the Argentine peso through . These results were partially offset by higher soybean and corn yields coupled with a $15.1 million increase in hedge results.

In the table below, we provide a profitability analysis per crop season. Line items such as "Initial Recognition and Changes in Fair Value" and gains/losses from commodity hedges for the 2015, 2014 and 2013 fiscal years have been allocated amongst the 2014/15 and 2013/14 crop years.

Adjusted EBIT per Crop Year				
2014/2015 Crop	**million $**	**2013/2014 Crop**	**million $**	**Chg%**
Changes in FV booked in 2014	(2.8)	Changes in FV booked in 2013	7.0	n.a
Changes in FV booked in 2015	9.1	Changes in FV booked in 2014	43.1	(79.0%)
Net Realizable Value in 2015	14.7	Net Realizable Value in 2014	3.4	332.0%
Selling, General & Admin Expenses in 2015	(9.7)	Selling, General & Admin Expenses in 2014	(8.5)	13.1%
Hedge Results booked in 2013	0.2	Hedge Results booked in 2012	1.1	(84.2%)
Hedge Results booked in 2014	8.0	Hedge Results booked in 2013	8.0	0.3%
Hedge Results booked in 2015	7.6	Hedge Results booked in 2014	(7.4)	n.a
Adjusted EBIT	**27.1**	**Adjusted EBIT**	**46.7**	**(41.8%)**

Adjusted EBIT during the 2014/15 season reached $27.1 million, 41.8% lower than the 2013/14 harvest season. This analysis reflects more clearly the impact of lower commodity prices and higher costs on the 2014/15 crops season.

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Crop sales in 2015 reached $154.7 million, 12.9% lower than in 2014. The decrease is explained by lower commodity prices, despite a 2.2% growth in volume. Crop sales during 4Q15 reached $39.5 million, 55.4% higher than 4Q14, primarily on account of higher sales volumes of corn, wheat and soybean in the fourth quarter.

Crops - Gross Sales Breakdown

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**4Q15**	**4Q14**	**Chg %**	**4Q15**	**4Q14**	**Chg %**	**4Q15**	**4Q14**	**Chg %**
Soybean	12,340	8,476	45.6%	49,369	28,932	70.6%	250	293	(14.7%)
Corn [1]	13,286	6,507	104.2%	93,247	52,667	77.1%	142	124	15.3%
Wheat [2]	6,294	1,544	307.6%	38,675	9,225	319.3%	163	167	(2.8%)
Sunflower	1,869	1,607	16.3%	4,926	5,072	(2.9%)	379	317	19.7%
Cotton	2,056	5,392	(61.9%)	2,724	7,156	(61.9%)	755	754	0.1%
Others	3,622	1,867	94.0%	-	-	n.a			
Total	**39,467**	**25,394**	**55.4%**	**188,942**	**103,052**	**83.3%**			

	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**2015**	**2014**	**Chg %**	**2015**	**2014**	**Chg %**	**2015**	**2014**	**Chg %**
Soybean	75,361	79,515	(5.2%)	283,805	225,372	25.9%	266	353	(24.7%)
Corn [1]	41,924	69,720	(39.9%)	281,271	373,258	(24.6%)	149	187	(20.2%)
Wheat [2]	16,750	8,819	89.9%	96,528	40,453	138.6%	174	218	(20.4%)
Sunflower	7,938	7,774	2.1%	21,560	21,940	(1.7%)	368	354	3.9%
Cotton	3,317	9,081	(63.5%)	4,974	12,509	(60.2%)	667	726	(8.1%)
Others	9,451	2,753	243.3%		-	n.a	n.a	n.a	n.a
Total	**154,741**	**177,662**	**(12.9%)**	**688,137**	**673,533**	**2.2%**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

The table below shows the gains or losses from crop production generated in 2015. Our crop operations related to the 2014/15 season, which was harvested between January and June, generated Changes in Fair Value of $9.1 million.

Crops - Changes in Fair Value Breakdown

12M15	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Total
2014/15 Harvest Year									
Total Harvested Area	*Hectares*	63,944	32,532	32,461	7,583	37,020	12,314	3,160	189,014
Area harvested in previous periods	*Hectares*	63,944	32,462	13,136	1,280	37,020	12,314	1,536	161,691
Area harvested in current period	*Hectares*	-	71	19,355	6,303	-	0	1,624	27,353
Planted area with significant biological growth	*Hectares*	-	-	-	-	-	-	-	-
Changes in Fair Value 12M15 from harvested area 2014/15 (i)	*$ thousands*	**8,930**	**4,486**	**(3,814)**	**(1,031)**	**343**	**519**	**(374)**	**9,059**
2015/16 Harvest Year									
Total Planted Area	*Hectares*	58,505	23,793	32,788	1,881	31,543	9,548	-	158,059
Area planted in initial growth stages	*Hectares*	51,131	23,793	23,712	1,881	-	-	-	100,517
Area planted with significant biological growth	*Hectares*	7,374	-	9,076	-	3,770	5,922	-	26,142
Area harvested in current period	*Hectares*	-	-	-	-	27,773	3,626	-	31,399
Changes in Fair Value 12M15 from planted area 2015/16 (ii)	*$ thousands*	**(268)**	**-**	**1,203**	**-**	**143**	**12**	**-**	**1,090**
Changes in Fair Value 12M15 from harvested area 2015/16 (iii)	*$ thousands*	**-**	**-**	**-**	**-**	**1,007**	**405**	**-**	**1,412**
Total Changes in Fair Value in 12M15 (i+ii+iii)	*$ thousands*	**8,662**	**4,486**	**(2,611)**	**(1,031)**	**1,493**	**936**	**(374)**	**11,561**

As of December 31, 2015, 26,142 hectares pertaining to the 2015/16 harvest (mainly corn, soybean and sunflower) had attained significant biological growth, generating initial recognition and Changes in Fair Value of

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biological assets of $1.1 million. In addition 31,399 hectares of 2015/16 winter crops (wheat, barley and sunflower) had been harvested, generating Changes in Fair Value of $1.4 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2015 reached $11.6 million, compared to $40.3 million generated in 2014. The decrease is mainly attributable to lower commodity prices.

Rice

Rice - Highlights							
	metric	4Q15	4Q14	Chg %	2015	2014	Chg %
Gross Sales	*$ thousands*	18,642	28,559	(34.7%)	84,668	103,682	(18.3%)
Gross Sales of White Rice	*$ thousands*	15,509	26,690	(41.9%)	74,145	88,524	(16.2%)
	thousand tons (1)	47.0	67.5	(30.3%)	197.1	234.9	(16.1%)
	$ per ton	330	396	(16.6%)	376	377	(0.1%)
Gross Sales of By-products	***$ thousands***	3,133	1,869	67.7%	10,523	15,158	(30.6%)
Adjusted EBITDA	*$ thousands*	163	(2,269)	n.a	6,274	14,198	(55.8%)
Adjusted EBIT	***$ thousands***	**(539)**	**(3,060)**	**n.a**	**3,287**	**10,937**	**(69.9%)**
Area under production (2)	*hectares*	35,328	36,604	(3.5%)	35,328	36,604	(3.5%)

Rice Mills							
Total Rice Produced	*thousand tons* (1)	36.4	41.4	(12.1%)	170.5	217.4	(100.0%)
Ending stock	*thousand tons* (1)	66.5	26.0	155.9%	66.5	26.0	(100.0%)

(1) Of rough rice equivalent.

(2) Areas under production correspond to the 2014/15 and 2013/14 harvest years

Adjusted EBIT corresponding to Adecoagro's 2015 rice segment is primarily explained by the harvest of the 2014/15 crop season during 1Q15 and 2Q15, and the biological growth of the 2015/16 season at year-end. The rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Accordingly, the majority of the segment's Adjusted EBIT is generated during the first quarter.

Sales for 2015 reached $84.7 million, 18.3% lower than the previous year, mainly driven by lower selling volumes and slightly lower prices. White rice sales volumes decreased by 16.1%, explained by the postponement of an export shipment that had been scheduled for 4Q15 but executed in 1Q16.

Adjusted EBIT for 2015 totaled $3.3 million, 69.9% lower than 2014 as a result of: (i) lower white rice sales volumes as explained above; (ii) higher production costs measured in US dollars resulting from the appreciation of the Argentine peso in real terms during most of 2015; and (iii) a 9.6% fall in yields in the 2014/15 crop compared to the 2013/14 crop due to adverse weather conditions.

The table below provides a breakdown into the margin recognized throughout the biological growth and the harvest of our rice for the previous harvest (2014/15) and the current harvest (2015/16).

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biological assets of $1.1 million. In addition 31,399 hectares of 2015/16 winter crops (wheat, barley and sunflower) had been harvested, generating Changes in Fair Value of $1.4 million. As a result, total Changes in Fair Value of Biological Assets and Agricultural Produce during 2015 reached $11.6 million, compared to $40.3 million generated in 2014. The decrease is mainly attributable to lower commodity prices. Rice Rice - Highlights metric 4Q15 4Q14 Chg % 2015 2014 Chg % Gross Sales $ thousands 18,642 28,559 (34.7%) 84,668 103,682 (18.3%) $ thousands 15,509 26,690 (41.9%) 74,145 88,524 (16.2%) thousand tons (1) 47.0 67.5 (30.3%) 197.1 234.9 (16.1%) $ per ton 330 396 (16.6%) 376 377 (0.1%) Gross Sales of By-products $ thousands 3,133 1,869 67.7% 10,523 15,158 (30.6%) Adjusted EBITDA $ thousands 163 (2,269) n.a 6,274 14,198 (55.8%) Adjusted EBIT $ thousands (539) (3,060) n.a 3,287 10,937 (69.9%) Area under production (2) hectares 35,328 36,604 (3.5%) 35,328 36,604 (3.5%) Rice Mills Total Rice Produced thousand tons (1) 36.4 41.4 (12.1%) 170.5 217.4 (100.0%) Ending stock thousand tons (1) 66.5 26.0 155.9% 66.5 26.0 (100.0%) (1) Of rough rice equivalent. (2) Areas under production correspond to the 2014/15 and 2013/14 harvest years Adjusted EBIT corresponding to Adecoagro’s 2015 rice segment is primarily explained by the harvest of the 2014/15 crop season during 1Q15 and 2Q15, and the biological growth of the 2015/16 season at year-end. The rice crop is planted during the end of the third quarter, grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Accordingly, the majority of the segment’s Adjusted EBIT is generated during the first quarter.  Sales for 2015 reached $84.7 million, 18.3% lower than the previous year, mainly driven by lower selling volumes and slightly lower prices. White rice sales volumes decreased by 16.1%, explained by the postponement of an export shipment that had been scheduled for 4Q15 but executed in 1Q16.  Adjusted EBIT for 2015 totaled $3.3 million, 69.9% lower than 2014 as a result of: (i) lower white rice sales volumes as explained above; (ii) higher production costs measured in US dollars resulting from the appreciation of the Argentine peso in real terms during most of 2015; and (iii) a 9.6% fall in yields in the 2014/15 crop compared to the 2013/14 crop due to adverse weather conditions.  The table below provides a breakdown into the margin recognized throughout the biological growth and the harvest of our rice for the previous harvest (2014/15) and the current harvest (2015/16). Regarding the 2015/16 rice crop, during 3Q15 and 4Q15, 37,565 hectares were planted, 6.3% higher than the previous crop primarily as a result of our land transformation activities. In 2015, the rice segment generated Changes in Fair Value of Biological Assets and Agricultural Produce of $2.8 million. Dairy Dairy - Highlights metric 4Q15 4Q14 Chg % 2015 2014 Chg % Gross Sales $ thousands (1) 7,591 9,317 (18.5%) 32,981 32,968 0.0% million liters (2) 24.7 20.9 17.8% 89.7 78.1 14.8% $ per liter (3) 0.27 0.41 (34.4%) 0.33 0.39 (16.0%) Adjusted EBITDA $ thousands 1,335 1,862 (28.3%) 6,356 8,536 (25.5%) Adjusted EBIT $ thousands 993 1,475 (32.7%) 4,900 6,985 (29.8%) Milking Cows Average Heads 6,752 6,529 3.4% 6,658 6,440 3.4% Cow Productivity Liter/Cow/Day 38.6 35.5 8.9% 36.4 33.8 7.8% Total Milk Produced million liters 24.0 21.3 12.6% 88.6 79.5 11.4% (1) Includes (i) $0.9 million from sales of culled cows in 4Q15 and $0.7 million in 4Q14 (2) Selling volumes include 1.14 million liters ofcheese in 4Q15 and 1.1 million liters in 4Q14 for powder milk (3) Sales price includes the sale of fluid milk, whole milk powder and cheese and excludes cattle sales From an operational standpoint, 2015 was a great year for our dairy business. We were able to consolidate the operations and achieve our operational targets. Cow productivity has reached 36.4 liters/cow/day, above our target of 36 liters/cow/day. In fact, during the fourth quarter, productivity has reached a record of 38.6 liters/cow/day. This is a strong indication that cow comfort and health is being well managed and that our

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operational teams are focused on efficiency. In addition, with over 6,650 milking cows the dairy has operated at full capacity. As a result of these two factors, milk production reached a total of 88.6 million liters in 2015 and 24.0 million during 4Q15, 11.4% and 12.6% respectively higher year-over-year.

Despite strong operational performance, Adjusted EBIT in 2015 reached $4.9 million and $1.0 million in 4Q15, 29.8% and 32.7% lower than the same periods of 2014. This is primarily explained by a strong decrease in milk prices resulting from a combination of weak international prices and the devaluation of the Argentine peso.

All Other Segments

All Other Segments - Highlights	metric	4Q15	4Q14	Chg %	2015	2014	Chg %
Gross Sales	*$ thousands*	314	388	(19.1%)	1,302	1,525	(14.6%)
Adjusted EBITDA	*$ thousands*	62	(324)	n.a	461	333	38.4%
Adjusted EBIT	*$ thousands*	**2**	**(411)**	**n.a**	**185**	**(65)**	**n.a**

All Other Segments is primarily composed of our Cattle segments. Our Cattle segment consists of over 60 thousand hectares of pasture land that is not suitable for crop production and is leased to third parties for cattle grazing activities. As of 2015, 32 thousand hectares are being leased.

Adjusted EBIT for All Other Segment increased by $0.3 million in 2015 and by $0.4 million in 4Q15.

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Land Transformation business Land transformation - Highlights metric 4Q15 4Q14 Chg % 2015 2014 Chg % Adjusted EBITDA $ thousands 23,980 - n.a 23,980 25,508 (6.0%) Adjusted EBIT $ thousands 23,980 - n.a 23,980 25,508 n.a Land sold Hectares 18,718 - n.a 18,718 12,887 n.a  Adjusted EBIT for our Land Transformation business during 2015 totaled $24.0 million compared to $25.5 million in 2014. On December 9, 2015, we completed the sale of a 49% interest in Global Acamante S.L.U., Global Calidon S.L.U., Global Carelio S.L.U. and Global Mirabilis S.L.U., whose main underlying assets are El Orden and La Carolina farms, for an aggregate sale price of $22.1 million. The selling price was 48% above Cushman and Wakefield´s independent appraisal dated September 2015. The transaction generated $16.1 million of Adjusted EBITDA. Under IFRS, the sale of a non-controlling interest in a subsidiary is treated as an equity transaction, with no gain or loss recognized in the consolidated Statement of Income. The difference between the selling price and the book value was recognized in the Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. Therefore this transaction resulted in an increase of $16.1 million to our equity. El Orden and La Carolina farms are located in the province of Santa Fe, Argentina and were acquired by Adecoagro in 2005. The farms have a total of 15,319 hectares, of which 5,835 are used for crop production. On November 25, 2015, we also sold La Cañada farm for a total price of $12.6 million, which was 57% above Cushman and Wakefield´s independent appraisal dated September 2015. The transaction generated $7.9 million of Adjusted EBITDA and a net gain of $7.9 million included within the line item “Other operating income, net”. La Cañada is a 3,399 hectare farm located in the province of San Luis, Argentina and was acquired by Adecoagro in 2011 for crop production.

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Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	**4Q15**	**4Q14**	**Chg %**	**2015**	**2014**	**Chg %**
Net Sales [(1)]	143,749	141,987	1.2%	374,978	378,633	(1.0%)
Gross Profit Manufacturing Activities	59,121	65,152	(9.3%)	151,924	157,396	(3.5%)
Adjusted EBITDA	**48,498**	**59,422**	**(18.4%)**	**154,565**	**153,532**	**0.7%**
Adjusted EBITDA Margin	33.7%	41.9%	(19.4%)	41.2%	40.5%	1.7%

(1) Net Sales are calculated as Gross Sales net of sales taxes.

The fourth quarter of 2015 marked the conclusion of the 2015/16 sugarcane harvest. Abundant rainfalls during the quarter generated significant disruptions and delays in harvesting operations. As a result, sugarcane crushing during the quarter reached 1.8 million tons, 21.9% lower than 4Q14. Lower crushing volumes are reflected in a 25.7% decrease in sugar and ethanol production measured in TRS equivalent and a 28.3% reduction in energy exports. The unharvested sugarcane as of December 31, 2015 remains on our fields and is expected to be harvested and crushed during 1Q16.

Despite lower crushing and production volumes, net sales reached $143.7 million, slightly above 4Q14. As shown in the table below, ethanol sales volumes grew by 34.1% year-over-year offsetting the lower production volumes. This is the result of monetizing the ethanol inventory which we began to build-up since June 2015 and began to sell during 4Q15 in response to a strong recovery in ethanol prices.

Adjusted EBITDA during 4Q15 was $48.5 million, 18.4% lower than 4Q14. Adjusted EBITDA margin was 33.7% in 4Q15 compared to 41.9% in 4Q14. Financial performance was negatively affected by: (i) lower sugarcane crushing and production; (ii) lower ethanol and energy prices in US dollars; and (iii) a $9.7 million loss from our sugar hedge position compared to a $7.2 million gain in 4Q14. These effects were partially offset by: (i) a 5.9% increase in sugarcane productivity (TRS/ha) leading to fixed cost dilution; and (ii) the devaluation of the Brazilian Real which dilutes all of our costs measured in US dollars.

On an annual basis, an earlier start of the harvest coupled with favorable climatic conditions and higher operational efficiencies allowed our mills to increase the volume of milling per day and crush a total of 8.3 million tons of sugarcane, 15.2% higher than 2014. Adjusted EBITDA during 2015 reached $154.6 million, slightly higher year-over-year. Adjusted EBITDA during the period increased from 40.5% to 41.2%. The positive performance from higher crushing volumes and the devaluation of the Brazilian Real were fully offset by lower sugar, ethanol and energy prices in US dollar and a $2.9 million lower gain from our hedge position.

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Sugar, Ethanol & Energy - Net Sales Breakdown [1]	$ thousands			Units			($/unit)		
	4Q15	4Q14	Chg %	4Q15	4Q14	Chg %	4Q15	4Q14	Chg %
Sugar (tons)	68,535	62,759	9.2%	193,290	185,749	4.1%	355	338	4.9%
Ethanol (cubic meters)	68,010	55,668	22.2%	174,609	130,223	34.1%	389	427	(8.9%)
Energy (Mwh)[2]	7,204	23,559	(69.4%)	123,451	161,425	(23.5%)	58	146	(60.0%)
TOTAL	**143,749**	**141,987**	**1.2%**						
	$ thousands			**Units**			**($/unit)**		
	2015	2014	Chg %	2015	2014	Chg %	2015	2014	Chg %
Sugar (tons)	177,517	173,764	2.2%	598,314	469,892	27.3%	297	370	(19.8%)
Ethanol (cubic meters)	156,430	146,156	7.0%	406,444	295,122	37.7%	385	495	(22.3%)
Energy (Mwh)[2]	41,030	58,715	(30.1%)	607,532	442,706	37.2%	68	133	(49.1%)
TOTAL	**374,977**	**378,634**	**(1.0%)**						

(1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

(2) Energy sales and volumes includes third party commercialization.

Throughout 2015, raw sugar prices traded at an average of 13.1 cents per pound, 19.5% lower than the average of 2014, mainly as a result of a 5-year global sugar surplus. Brazilian domestic hydrous and anhydrous ethanol prices in BRL traded at an average of 35.0% and 36.0% above 2014, driven by a 6% increase in gasoline prices and a 40% growth in domestic demand. Nonetheless, measured in US dollars, ethanol prices traded below 2014, primarily as a result of the devaluation of the Brazilian Real. Energy prices presented high volatility during the year ranging from 388 BRL/MWh to 116 BRL/MWh, the lowest registered price throughout the year.

Net Sales during 2015 reached $375.0 million, in line with those of 2014. Lower prices were offset by higher selling volumes for all products. In fact, sugar, ethanol and energy selling volumes grew by 27.3%, 37.7% and 37.2%, respectively. This was achieved by a 15.2% increase in milling due to the expansion of the sugarcane plantation and operational enhancements that derived in higher sugarcane yields and higher TRS content.

Agricultural Produce - Productive Indicators	metric	4Q15	4Q14	Chg %	2015	2014	Chg %
Harvested own sugarcane	*Tons*	1,700,949	2,073,143	(18.0%)	7,396,926	6,418,274	15.2%
Harvested area	*Hectares*	17,995	24,444	(26.4%)	79,519	79,447	0.1%
Yield	*tons/hectare*	94.5	84.8	11.5%	93.0	80.8	15.1%
TRS content	*kg/ton*	126.9	133.6	(5.0%)	132.0	130.5	1.1%
TRS per hectare	*kg/hectare*	11,998	11,329	5.9%	12,276	10,543	16.4%
Mechanized harvest	*%*	98.1%	97.8%	0.3%	97.7%	96.6%	1.2%

The table above shows productive indicators related to our owned sugarcane production ("Agricultural Produce") which is planted, harvested and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) in 2015 were 15.1% and 1.1% above 2014 levels, respectively. The combination of these two factors resulted in a 16.4% increase in TRS per hectare. This is an important driver for fixed cost diluting fixed costs, enhancing profitability. Sugarcane growth was positively affected by the enhancements in our agricultural operations, including: (i) the expansion and renewal of our sugarcane plantations, which resulted in younger cane plants; (ii) enhancements in our agricultural operations; (iii) the training and strengthening of

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our agricultural teams; and (iv) favorable weather throughout the season. We expect sugarcane yields and TRS content to remain at high levels as we stabilize and enhance efficiencies in our 9.0 million ton cluster in Mato Grosso do Sul.

Sugar, Ethanol & Energy - Industrial indicators							
	metric	4Q15	4Q14	Chg %	2015	2014	Chg %
Milling Cluster	*Tons*	1,584,287	2,057,503	(23.0%)	7,316,337	6,191,601	18.2%
Milling UMA	*Tons*	209,771	238,527	(12.1%)	1,019,111	1,041,227	(2.1%)
Milling Total	***Tons***	**1,794,058**	**2,296,030**	**(21.9%)**	**8,335,448**	**7,232,827**	**15.2%**
Own sugarcane	*%*	94.8%	90.3%	5.0%	88.7%	88.7%	0.0%
Sugar mix in production	*%*	37.0%	45.5%	(18.7%)	44.1%	45.8%	(3.8%)
Ethanol mix in production	*%*	63.0%	54.5%	15.6%	55.9%	54.2%	3.2%
Exported energy per ton crushed	*KWh/ton*	65.0	70.8	(8.2%)	66.4	61.2	8.4%

During 2015 our mills crushed at 82% capacity, crushing 8.3 million tons of sugarcane compared to 7.2 million tons in 2014. This year-over-year growth was driven by (i) a higher milling efficiency per hour; and (ii) the expansion of our sugarcane plantation. As previously stated, during the last quarter, the state of Mato Grosso do Sul registered the highest level of rainfalls in recorded history.

Our production mix during 2015 was slanted towards maximizing ethanol production. On average, during 2015, 55.9% of the sugar content (TRS) was used to produce anhydrous and hydrous ethanol and 44.1% was used to produce sugar. Market prices and relative margins favored ethanol production during most of the year.

In line with our strategy of being a low-cost producer of sugar, ethanol and electricity, the supply of our own sugarcane, which we plant, grow and harvest, as a percentage of total sugarcane crushed, remains at very high levels relative to the industry average. During the last harvest year, 88.7% of total crushed cane was grown and harvested by us. The supply of owned sugarcane allows us to control the flow and quality of the sugarcane delivered at the mill, and enables us to apply our agricultural expertise to maximize sugarcane yields and sugar content.

Regarding the Energy business, cogeneration exports to the grid increased by 24.9% year-over-year primarily as a result of higher volume of cane crushed and higher operational efficiencies. Our cogeneration efficiency ratio measured in kilowatts sold per ton of sugarcane crushed increased from 61.2 KWh/ton in 2014 to 66.4 KWh/ton in 2015, one of the highest ratios in the industry.

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Sugar, Ethanol & Energy - Changes in Fair Value						
		2015			2014	
Biological Asset						
	$	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(a) Sugarcane plantations at begining of period	274,970	117,139	2,347	213,776	99,409	2,150
(b) Planting investment (1)	48,856	18,170	2,689	111,836	39,333	2,843
(c) Increase due to purchases	-	-		526		
(d) Exchange difference	(92,876)	-		(36,842)		
(e) Sugarcane w/ significant biological growth at end of period	243,549	125,669	1,938	274,970	117,139	2,347
Changes in Fair Value of Biological Assets (e) - [(a) + (b) + (c) + (d)]	**12,599**			**(14,326)**		
Agricultural produce						
	$	**Tons**	**$/ton**	**$**	**Tons**	**$/ton**
(a) Harvested own sugarcane (2)(3)	155,135	7,608,571	20.4	180,697	7,010,193	25.78
(b) Crop maintenance costs	(37,546)		(4.9)	(49,617)		(7.1)
(c) Leasing Costs	(27,486)		(3.6)	(35,000)		(5.0)
(d) Harvest costs	(88,895)		(11.7)	(113,504)		(16.2)
Changes in Fair Value of Agricultural Produce (a) + (b) + (c) + (d)	**1,208**			**(17,425)**		
Total Changes in Fair Value	**13,807**			**(31,751)**		

(1) Sugarcane planting area includes work-in-progress planting activities over 5,305 hectares in 2015.
(2) Sugarcane transfer prices are set by Consecana Index, which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.
(3) $ and $/ton values includes 211,645 tons of sugarcane seed for planting in 2015 and 591,919 tons in 2014.

In 2015, Changes in Fair Value ("CFV") of sugarcane biological assets stood at $13.8 million compared to negative $31.8 million in 2014. The $45.6 million increase was mainly attributed to: (i) a 22% decrease in sugarcane production costs (land leasing, crop maintenance, harvesting) which resulted in a $18.6 million increase in Changes in Fair Value of Agricultural Produce (realized), (ii) a $26.9 million increase in Changes in Fair Value of Biological Assets (unrealized), mainly driven by higher sugar and ethanol prices in BRL and an increase in the size of our sugarcane plantation. Nonetheless, the value per hectare of our sugarcane plantation measured in US dollars decreased from $2,347 to $1,938 as a result of the 40% depreciation of the Brazilian Real.

Corporate Expenses

Corporate Expenses						
$ thousands	4Q15	4Q14	Chg %	2015	2014	Chg %
Corporate Expenses	(5,820)	(6,719)	(13.4%)	(21,776)	(23,233)	(6.3%)

Adecoagro's corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. As shown on the table above, corporate expenses during 2015 reached $21.8 million, marking a 6.3% decrease compared to the previous year. The reduction is primarily explained by cost reduction initiatives and by the Brazilian Real and the Argentine Peso depreciation versus the US dollar

17

adecoagro
4Q15

Other Operating Income

Other Operating Income						
$ thousands	**4Q15**	**3Q15**	**Chg %**	**2015**	**2014**	**Chg %**
Gain / (Loss) from commodity derivative financial instruments	(8,090)	15,503	n.a	22,148	9,937	122.9%
Gain/(Loss) from forward contracts	(27)	1	n.a	(25)	(157)	(84.1%)
Gain from disposal of subsidiary	-	-	- %		-	- %
Gain from disposal of farmland and other assets	-	-	- %	7,914	-	n.a
Gain from disposal of other property items	(188)	29	n.a	721	985	(27%)
Gain from disposal of financial assets	-	-	- %	-	-	- %
Gain/(Loss) from disposal of biological assets	-	-	- %	-		- %
Other	190	127	49.6%	308	1,212	(74.6%)
Total	**(201)**	**15,660**	**n.a**	**31,066**	**11,977**	**159.4%**

Other Operating Income in 2015 was $31.1 million, marking a 159.4% or $19.1 million increase compared to 2014. This is mainly explained by: (i) a $15.1 million gain related to our crops hedge position, most of which has already been realized; and (ii) the fact that in 2014 the farms we sold were booked as equity transactions with no gains recognized in the statement of income (pursuant to IFRS accounting rules, gains derived from the sale of a non-controlling interest in a subsidiary is accounted for as an equity transaction and therefore recognized in Shareholder´s Equity) whereas in 2015 the proceeds from the sale of La Cañada farm was recognized within the statement of income.

Financial Results

Financial Results						
$ thousands	**4Q15**	**3Q15**	**Chg %**	**2015**	**2014**	**Chg %**
Interest Expense, net	(11,149)	(10,896)	2.3%	(41,290)	(47,847)	(13.7%)
Cash Flow Hedge - Transfer from Equity	(17,862)	(7,084)	152.1%	(32,700)	(12,031)	171.8%
FX Gain/(Loss), net	(20,313)	6,543	- %	(23,423)	(9,246)	153.3%
Gain/(Loss) from derivative financial Instruments	(149)	(4,858)	(96.9%)	(4,437)	(3,232)	37.3%
Taxes	(1,046)	(855)	22.3%	(3,358)	(3,731)	(10.0%)
Other Expenses, net	(139)	(998)	- %	(2,532)	(3,094)	(18.2%)
Total Financial Results	**(50,658)**	**(18,148)**	179.1%	**(107,740)**	**(79,181)**	36.1%

Net Financial Results in 2015 totaled a loss of $107.7 million, compared to a loss of $79.2 million in 2014. The most important changes year-over-year are:

- Net Interest expense decreased by $6.6 million in 2014 driven by: (i) the depreciation of the Brazilian Real and Argentine Peso coupled with (ii) a shift towards a higher proportion of dollar denominated debt which resulted in lower average interest rates.
- Foreign currency losses (reflected in "Cash Flow Hedge[(1)]" and "Fx Gain/Loss" line items) totaled $56.1 million in 2015 compared to $21.3 million in 2014. This is explained by the strong depreciation of the Argentine Peso and the Brazilian Real throughout the year, reaching 53% and 49%, respectively.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

18

4Q15

Commodity Hedging

Adecoagro's performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative instruments to mitigate swings in prices by locking margins and stabilizing profits. The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including past sales invoiced/delivered and fixed-price forward contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale Price FAS $/ton**	**Local Sale Price FOB cts/bushel [1]**
2014/15 Harvest Year				
Soybean	Argentina	226.0	273	1,138
	Brazil	31.0	333	1,139
	Uruguay	16.9	361	1,146
Corn	Argentina	215.4	158	484
	Uruguay	3.3	197	560
Wheat	Argentina	69.3	156	525
	Uruguay	6.9	159	494
2015/16 Harvest Year				
Soybean	Argentina	172.2	240	1,004
	Brazil	6.0	308	1,070
	Uruguay	-	-	-
Corn	Argentina	98.1	152	453
	Brazil	-	-	-
	Uruguay	-	-	-
Wheat	Argentina	14.0	162.0	479
	Uruguay	1.1	155.0	484

Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb [1]**
2015/16 Harvest Year				
VHP Sugar	Brazil	431.1	320	14.5
Ethanol [2]	Brazil	323.8	383	-
Energy (MWh) [3]	Brazil	607.5	59	-
2016/17 Harvest Year				
VHP Sugar	Brazil	406.0	303	13.7
Ethanol [2]	Brazil	2.0	368.6	-
Energy (MWh) [3]	Brazil	506.3	51	-

(1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).

(2) Ethanol prices are net of PIS/COFINS, ICMS and INSS

(3) Considers exchange rate of BRL/USD 3.97

The table below summarizes the results generated by Adecoagro's commodity derivative positions in 2015 and in previous periods divided by crop year. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative

19

adecoagro 4Q15

positions that were still open at the end of the period, and therefore, may generate additional gains or losses in future periods.

Gain/Loss from derivative instruments						
Farming	Open hedge positions (1) (thousand tons)	2015 Gains/(Losses) (thousands $)			Gains/(Losses) Booked in previous years (thousands $)	Gains/(Losses) Harvest Year (thousands $)
		Unrealized	Realized	Total 2015		
2013/14 Harvest Year						
Soybean	-	-	30	30	(4,140)	(4,110)
Corn	-	-	520	520	6,027	6,548
Wheat	-	-	-	-	(248)	(248)
Cotton	-	-	-	-	(111)	(111)
Coffee	-	-	-	-	203	203
Total	**-**	**-**	**550**	**550**	**1,731**	**2,281**
2014/15 Harvest Year						
Soybean	8	54	4,720	4,774	2,422	7,195
Corn	0	0	2,506	2,506	6,342	8,848
Wheat	-	-	343	343	(552)	(209)
Total	**8**	**54**	**7,569**	**7,623**	**8,212**	**15,835**
2015/16 Harvest Year						
Soybean	157	1,313	3,218	4,531	(326)	4,206
Corn	94	1,963	179	2,143	(588)	1,554
Wheat	0	0	0	0	-	0
Total	**251**	**3,276**	**3,398**	**6,674**	**(914)**	**5,760**
Subtotal Farming (i)	**259**	**3,330**	**11,517**	**14,847**	**9,029**	**23,875**
Sugar, Ethanol & Energy	**Open hedge positions (1) (thousand tons)**	**2015 Gains/(Losses) (thousands $)**			**Gains/(Losses) Booked in previous years (thousands $)**	**Gains/(Losses) Harvest Year (thousands $)**
		Unrealized	**Realized**	**Total 2015**		
2014/15 Harvest Year						
Sugar	-	-	196	196	8,442	8,638
Ethanol				-		-
Total	**-**	**0**	**196**	**196**	**8,442**	**8,638**
2015/16 Harvest Year						
Sugar	-	-	10,048	10,048	6,361	16,409
Ethanol	-	-	78	78	-	78
Total	**0**	**0**	**10,126**	**10,126**	**6,361**	**16,487**
2016/17 Harvest Year						
Sugar (2)	170	(2,339)	(877)	(3,012)	-	(3,012)
Ethanol	2	(10)	-	(10)	-	(10)
Total	**172**	**(2,349)**	**(877)**	**(3,021)**	**-**	**(3,021)**
Subtotal Sugar, Ethanol and Energy (ii)	**172**	**(2,349)**	**9,445**	**7,301**	**14,803**	**22,104**
Total (i+ii)	**431**	**981**	**20,962**	**22,148**	**23,832**	**45,980**

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adecoagro
4Q15

Indebtedness

Net Debt Breakdown						
$ thousands	**4Q15**	**3Q15**	**Chg %**	**2015**	**2014**	**Chg %**
Farming	**85,843**	**103,175**	**(16.8%)**	**85,843**	**87,127**	**(1.5%)**
Short term Debt	70,078	75,798	(7.5%)	70,078	52,222	34.2%
Long term Debt	15,765	27,377	(42.4%)	15,765	34,905	(54.8%)
Sugar, Ethanol & Energy	**637,495**	**705,707**	**(9.7%)**	**637,495**	**611,378**	**4.3%**
Short term Debt	169,608	170,499	(0.5%)	169,608	154,959	9.5%
Long term Debt	467,887	535,208	(12.6%)	467,887	456,419	2.5%
Total Short term Debt	**239,686**	**246,297**	**(2.7%)**	**239,686**	**207,181**	**15.7%**
Total Long term Debt	**483,652**	**562,585**	**(14.0%)**	**483,652**	**491,324**	**(1.6%)**
Gross Debt	**723,338**	**808,883**	**(10.6%)**	**723,338**	**698,506**	**3.6%**
Cash & Equivalents	198,894	224,349	(11.3%)	198,894	113,795	74.8%
Net Debt	**524,444**	**584,533**	**(10.3%)**	**524,444**	**584,711**	**(10.3%)**
Net Debt / Adj. EBITDA				**2.58x**	**2.71x**	**(4.8%)**

Adecoagro's net debt as of 2015 year-end was $524.4 million, marking a 10.3% reduction compared to both September 30, 2015 and December 31, 2014.

Outstanding debt related to our Farming business was $85.8 million as of December 31, 2015, marking a 1.5% decrease year-over-year and 16.8% or $17.3 million decrease quarter-over-quarter.

In the Sugar and Ethanol business, gross debt increased by 4.3% or $26.1 million year-over-year. However, during 4Q15 the business became cash flow positive and we commenced the deleveraging cycle. This is reflected in the 9.7% or $68.2 million decrease in outstanding debt since September 30, 2015

Cash and equivalents as of December 31, 2015, stood at $198.9 million, 11.3% lower quarter-over-quarter explained by the amortization of debt in the sugar business.


33%
67%
Short Term
Long Term


27%
73%
USD
BRL

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adecoagro
4Q15

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**4Q15**	**4Q14**	**Chg %**	**2015**	**2014**	**Chg %**
Farming & Land Transformation	**4,880**	**3,852**	**26.7%**	**15,387**	**10,633**	**44.7%**
Land Acquisitions	-	-	-	-	-	-
Land Transformation	3,258	1,875	73.7%	11,269	4,177	169.8%
Rice Mill	110	946	(88.4%)	598	2,811	(78.7%)
Dairy Free Stall Unit	278	222	25.1%	620	1,113	(44.3%)
Others	1,235	809	52.6%	2,901	2,532	14.5%
Sugar, Ethanol & Energy	**29,420**	**57,196**	**(48.6%)**	**140,874**	**315,571**	**(55.4%)**
Sugar & Ethanol Mills	18,495	30,638	(39.6%)	92,018	197,848	(53.5%)
Sugarcane Planting	10,925	26,558	(58.9%)	48,856	117,723	(58.5%)
Total	**34,300**	**61,048**	**(43.8%)**	**156,262**	**326,204**	**(52.1%)**

Adecoagro's capital expenditures during 2015 totaled $156.3 million, 52.1% lower than 2014. The Sugar, Ethanol and Energy business accounted for 90.2% or $140.9 million of total capex, as a result of the construction of the second phase of the Ivinhema mill and the expansion of our sugarcane plantation in order to supply our increasing crushing capacity.

Farming and Land transformation expenditures accounted for 9.8% or $15.4 million of total capex in 2015. The principal investment consisted in the expansion and maintenance of our rice farming and milling capacity.

Following the construction of the cluster in Mato Grosso do Sul, consolidated capex spending is expected to further decrease in 2016, reaching between $70 million and $90 million, consisting mainly on maintenance capex related to the Sugar, Ethanol and Energy business.

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adecoagro
4Q15

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	Metric	2015	2014	% Chg	2015	2014	% Chg
Soybean	tons	19,863	3,593	452.8%	4,281	1,086	294.2%
Corn (1)	tons	16,858	14,029	20.2%	2,216	858	158.4%
Wheat (2)	tons	61,283	41,752	46.8%	7,112	9,360	(24.0%)
Sunflower	tons	2,548	2,770	(8.0%)	693	946	(26.7%)
Cotton lint	tons	1,382	189	629.7%	1,410	283	397.9%
Rough Rice (3)	tons	63,141	22,116	185.5%	10,813	5,937	82.1%
Sugar	tons	15,551	47,096	(67.0%)	3,191	11,075	(71.2%)
Ethanol	m3	44,812	74,264	(39.7%)	13,857	39,149	(64.6%)
Total		**225,438**	**205,810**	**9.5%**	**43,572**	**68,694**	**(36.6%)**

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 2015 and 2014 are attributable to (i) changes in production volumes resulting from changes in planted area, the production mix between different crops and in yields obtained, (ii) a different percentage of area being harvested during the period, and (iii) changes in the commercial and selling strategy for each product.

23

Forward-looking Statements This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission. These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Appendix  Market Outlook 405060708090100110SoybeanCornWheatCottonSugar Farming Business Corn: Last year ended with a scenario of wide corn supply around the world. The 2015/16 crop in the U.S. was a surprise, with very high productivity, third highest yield in the country’s history. In Brazil, the second corn crop set a record high, leading the 2014/15 crop to be the largest in history. In 2016, prospects point to the maintenance of a comfortable supply scenario for the grain, unless serious problems affect production in main players. According to February´s USDA report, U.S. ending stocks were estimated at 1.837 billion bushels, up from 1.802 billion bushels a month ago and 1.731 billion bushels year-over-year. Moving to South America, production for Argentina and Brazil was estimated at 27 and 84 million tons, in line with last year and down from 85 million tons, respectively. In addition, world ending stocks were reported at 208.8 million tons, 2.6 million tons higher year-over-year. Finally, according to the USDA, 2015/16 stock-to-use ratio will decrease 0.1% year-over-year, to 21.4%, but still the second highest level since 2001.

Soybean: The closing price of soybean nearby futures traded on the Chicago Board of Trade (CBOT) averaged 8.80 USD/bu in 4Q15, 7.1% lower than 3Q15, when the closing price averaged 9.47 USD/bu. 4Q14 prices averaged 10.07 USD/bu, 14.3% higher than 2Q15. Soybean prices remained under pressure in the last quarter. The confirmation of a record 2015/16 production in the U.S., of more than 106 million tons according to World Agricultural Supply and Demand Estimates report, published by USDA on February 9, coupled with the expectation of an increase in South American production, and weakened demand took quotes to the lowest level since March 2009. According to February´s USDA report, U.S. ending stocks were estimated at 450 million bushels, up from 440 million bushels a month ago and 191 million bushels year-over-year. Moving to South America, production for Argentina and Brazil was estimated at 58.5 and 100 million tons, down from 61.4 and up from 96.2 million tons, respectively. In addition, world ending stocks were reported at 80.4 million tons, 3.3 million tons up from 77.1 year-over-year. Finally, according to the USDA, 2015/16 stock-to-use ratio will decrease 0.1% year-over-year, to 25.6%, but still the fourth highest level in more than 30-years. Wheat: The closing price of wheat nearby futures traded on the Chicago Board of Trade (CBOT) averaged 4.93 USD/bu in 4Q15, 3.6% lower than 3Q15, and 9.1% lower than 4Q14. Wheat prices remained under pressure in the last quarter. USDA world production estimates took quotes to the lowest level since June 2010. The appreciated dollar against world currencies is a bearish signal for the U.S. commodities market, raising concerns regarding the country´s competitiveness and future export volumes. According to USDA’s February report, U.S. ending stocks were estimated at 966 million bushels, up from 941 million bushels a month ago and 752 million bushels year-over-year. World ending stocks were reported at 238.9 million tons, 24.4 million tons higher year-over-year. Finally, according to the USDA, 2015/16 stock-to-use ratio will increase by 3% year-over-year, to 33.7%, the highest level since 2001. Rice: In Thailand, rice prices rose 2%, except for the broken rice, which fell down by 1%. Export volumes in 2015 have decreased by 15% to 9.5 million tons against compared to 2014. The competition was high, especially in the African broken and parboiled rice market, Thailand’s main client. Trade prospects for 2016 are more optimistic, due to more competitive prices and the return of import demand from Asia. Since now, Thai sales are more active compared to last year's same period. In January, the Thai 100% B was at $ 370/ton FOB In Vietnam, foreign prices fell between 3% and 4% according to the rice category. The Vietnamese government plans to increase exports in 2016 with more competitive prices and an additional demand from its traditional clients (China, Indonesia and Philippines). Year-to-date, sales volumes are already 50% higher compared to the same period of the previous year. During January, the Viet 5% rice type reached 360 USD/ton FOB. In India, prices rose by 1%. The decline in export destinations and lower production volumes in India begin to weigh on export prices. Despite a possible opening of the Indonesian market to Indian rice, exporters redirected part of their exportable surplus to the domestic market due to low international prices. Export forecasts indicate a strong decline in 2016 to 9.5 million tons against 11.5 million tons in 2015. In January, the Indian rice 5% was priced at 355 USD/ton FOB. In Pakistan, export prices rose 2%. In the last three months, the Pakistanis prices have already appreciated 10%. The export market was quite active in recent weeks. Total sales in 2015 have exceeded 4 Mt against 3.8 Mt in 2014. The contract signed with Indonesia, amounting to a total of 1Mt of non-aromatic rice along three years, should help sustain sales and export prices. In January, the Pak 5% was at $ 330/ton FOB. In the United States, prices fell by 3%, accumulating a 12% decrease since last October. The spread with Asian prices is now 100 USD/ton. In January, exports were less active reaching 220,000 tons compared to 270,000 tons in December. The indicative price for the Long Grain 2/4 was $ 470/ton FOB. In South America, the FOB average price for high-quality milled rice was 460 USD/ton during 4Q15, compared to an average of 575 USD/ton in 4Q14 and 470 USD/ton in 3Q15 Sugar and Ethanol: Sugar: Sugar prices rallied during 4Q15, reaching 15.6 US cents/lb on December 3, the highest level since January 2015. Sugar prices were in average 14.7 US cents/lb in 4Q15, 30% higher than 3Q15, when prices reached their lowest level since 2008. As a result of “El Nino” weather phenomenon, heavy rains affected most of the productive areas in Center-South Brazil causing major crushing disruptions. Sugar cane production in south-east Asia faced issues due to the drought, especially in India, also caused by the El Nino. Supported by strong fundamentals, the speculative community built a historical record long position pushing prices up strongly. During early 2016, the turbulent macro scenario and overall weak commodity prices lead to profit taking and liquidation of the long spec position, causing a strong correction in prices to as low as 12.53 US cents/lb. Since then, prices have rebounded aggressively reaching levels above 14.0 US cents/lb, back up by supportive fundamentals, i.e sugar S&D going into deficit for the first time in five years. Ethanol: During 4Q15 ethanol prices reacted strongly to the 6% increase in gasoline prices announced by Petrobras and growth in demand compared to same period last year. As reported by Esalq, hydrous and anhydrous prices in 4Q15 were 35% and 36% higher than the 3Q15, respectively. Compared to 2014, hydrous price rose 36% and anhydrous 34%. According to UNICA, since the beginning of the 2015/16 harvest, aggregate ethanol demand has increased 20%, while production only increased by 6%. Low inventory levels and growing demand have caused ethanol prices to continue rallying during 2016. Despite parity with gasoline above 70% at the gas stations, hydrous and anhydrous prices have increased by 12% and 10% since the beginning of the year, respectively. Energy: Energy prices presented high volatility in 4Q15, fluctuating between 212 BRL/MWh and 116 BRL/MWh, on average 13.22% below 3Q15, but still above the historical average. During October, energy prices were 212.32 BRL/MWh and continued to drop in November and December, reaching 202.87 BRL/MWh and 116.08 BRL/MWh (the lowest price in the year) respectively. In January, prices hit 30.25 BRL/MWh (the lowest price since January 2012). For 1Q16 market expectations are for prices to range around 35 BRL/MWh, due to a very rainy season and a decrease in energy demand. The water levels of the Southeast reservoirs increased from 32.4% in September to 44.4% in December. Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss) We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”. We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”. We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro
4Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2015

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	3,089	84,187	1,419	1,302	89,997	400,622	-	-	490,619
Cost of manufactured products sold and services rendered	(2,635)	(68,594)	(1,468)	(603)	(73,300)	(248,698)	-	-	(321,998)
Gross Profit from Manufacturing Activities	**454**	**15,593**	**(49)**	**699**	**16,697**	**151,924**	**-**	**-**	**168,621**
Sales of agricultural produce and biological assets	151,652	481	31,562	-	183,695	-	-	-	183,695
Cost of agricultural produce and biological assets	(151,652)	(481)	(31,562)	-	(183,695)	-	-	-	(183,695)
Initial recog. and changes in FV of BA and agricultural produce	11,561	2,822	7,542	1,135	23,060	13,809	-	-	36,869
Gain from changes in NRV of agricultural produce after harvest	14,691	-	-	-	14,691	-	-	-	14,691
Gross Profit from Agricultural Activities	**26,252**	**2,822**	**7,542**	**1,135**	**37,751**	**13,809**	**-**	**-**	**51,560**
Gross Margin Before Operating Expenses	**26,706**	**18,415**	**7,493**	**1,834**	**54,448**	**165,733**	**-**	**-**	**220,181**
General and administrative expenses	(3,987)	(3,136)	(1,451)	(74)	(8,648)	(18,301)	-	(21,476)	(48,425)
Selling expenses	(5,672)	(12,592)	(663)	(49)	(18,976)	(50,729)	-	(563)	(70,268)
Other operating income, net	16,422	600	(479)	6	16,549	6,340	7,914	263	31,066
Share of gain/(loss) of joint ventures	(2,685)	-	-	-	(2,685)	-	-	-	(2,685)
Profit from Operations Before Financing and Taxation	**30,784**	**3,287**	**4,900**	**1,717**	**40,688**	**103,043**	**7,914**	**(21,776)**	**129,869**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	(1,532)	(1,532)	(12,599)	-	-	(14,131)
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	16,066	-	16,066
Adjusted EBIT	**30,784**	**3,287**	**4,900**	**185**	**39,156**	**90,444**	**23,980**	**(21,776)**	**131,804**
(-) Depreciation PPE	2,427	2,987	1,456	276	7,146	64,121	-	-	71,267
Adjusted EBITDA	**33,211**	**6,274**	**6,356**	**461**	**46,302**	**154,565**	**23,980**	**(21,776)**	**203,071**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**203,071**
(+) Initial recog. and changes in F.V. of BA (unrealized)									14,131
Reserve from the sale of minority interests in subsidiaries									(16,066)
(+) Depreciation PPE									(71,267)
(+) Financial result, net									(107,740)
(+) Income Tax (Charge)/Benefit									(3,754)
Profit/(Loss) for the Period									**18,375**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 2014

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	189	101,336	2,948	1,525	105,998	407,129	-	-	513,127
Cost of manufactured products sold and services rendered	-	(81,853)	(3,014)	(842)	(85,709)	(249,733)	-	-	(335,442)
Gross Profit from Manufacturing Activities	**189**	**19,483**	**(66)**	**683**	**20,289**	**157,396**	**-**	**-**	**177,685**
Sales of agricultural produce and biological assets	177,473	2,346	30,020	-	209,839	-	-	-	209,839
Cost of agricultural produce and biological assets	(177,473)	(2,346)	(30,020)	-	(209,839)	-	-	-	(209,839)
Initial recog. and changes in FV of BA and agricultural produce	40,267	8,559	9,891	179	58,896	(31,751)	-	-	27,145
Gain from changes in NRV of agricultural produce after harvest	3,401	-	-	-	3,401	-	-	-	3,401
Gross Profit from Agricultural Activities	**43,668**	**8,559**	**9,891**	**179**	**62,297**	**(31,751)**	**-**	**-**	**30,546**
Gross Margin Before Operating Expenses	**43,857**	**28,042**	**9,825**	**862**	**82,586**	**125,645**	**-**	**-**	**208,231**
General and administrative expenses	(4,343)	(3,218)	(1,554)	(166)	(9,281)	(22,054)	-	(21,360)	(52,695)
Selling expenses	(4,201)	(14,367)	(596)	(29)	(19,193)	(57,815)	-	(1,856)	(78,864)
Other operating income, net	356	480	437	(190)	1,083	10,911	-	(17)	11,977
Share of gain/(loss) of joint ventures	(924)	-	-	-	(924)	-	-	-	(924)
Profit from Operations Before Financing and Taxation	**34,745**	**10,937**	**8,112**	**477**	**54,271**	**56,687**	**-**	**(23,233)**	**87,725**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,127)	(542)	(1,669)	14,325	-	-	12,656
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,508	-	25,508
Adjusted EBIT	**34,745**	**10,937**	**6,985**	**(65)**	**52,602**	**71,012**	**25,508**	**(23,233)**	**125,889**
(-) Depreciation PPE	1,926	3,261	1,551	398	7,136	82,520	-	-	89,656
Adjusted EBITDA	**36,671**	**14,198**	**8,536**	**333**	**59,738**	**153,532**	**25,508**	**(23,233)**	**215,545**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**215,545**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(12,656)
Reserve from the sale of minority interests in subsidiaries									(25,508)
(+) Depreciation PPE									(89,656)
(+) Financial result, net									(79,181)
(+) Income Tax (Charge)/Benefit									(6,106)
Profit/(Loss) for the Period									**2,438**

29

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4Q15

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q15

$thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	2,302	18,503	378	314	21,497	152,654	-	-	174,151
Cost of manufactured products sold and services rendered	(2,197)	(14,755)	(360)	(67)	(17,379)	(93,533)	-	-	(110,912)
Gross Profit from Manufacturing Activities	**105**	**3,748**	**18**	**247**	**4,118**	**59,121**	**-**	**-**	**63,239**
Sales of agricultural produce and biological assets	37,165	139	7,213	-	44,517	-	-	-	44,517
Cost of agricultural produce and biological assets	(37,165)	(139)	(7,213)	-	(44,517)	-	-	-	(44,517)
Initial recog. and changes in FV of BA and agricultural produce	4,545	(322)	1,383	1,159	6,765	10,425	-	-	17,190
Gain from changes in NRV of agricultural produce after harvest	4,777	-	-	-	4,777	-	-	-	4,777
Gross Profit from Agricultural Activities	**9,322**	**(322)**	**1,383**	**1,159**	**11,542**	**10,425**	**-**	**-**	**21,967**
Gross Margin Before Operating Expenses	**9,427**	**3,426**	**1,401**	**1,406**	**15,660**	**69,546**	**-**	**-**	**85,206**
General and administrative expenses	(1,331)	(770)	(343)	(19)	(2,463)	(3,802)	-	(5,815)	(12,080)
Selling expenses	(1,389)	(3,103)	(149)	(24)	(4,665)	(17,361)	-	(17)	(22,043)
Other operating income, net	2,357	(92)	84	0	2,349	(10,476)	7,914	12	(201)
Share of gain/(loss) of joint ventures	(158)	-	-	-	(158)	-	-	-	(158)
Profit from Operations Before Financing and Taxation	**8,906**	**(539)**	**993**	**1,363**	**10,723**	**37,907**	**7,914**	**(5,820)**	**50,724**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	(1,361)	(1,361)	(7,151)	-	-	(8,512)
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	16,066	-	16,066
Adjusted EBIT	**8,906**	**(539)**	**993**	**2**	**9,362**	**30,756**	**23,980**	**(5,820)**	**58,278**
(-) Depreciation PPE	999	702	342	60	2,103	17,742	-	-	19,845
Adjusted EBITDA	**9,905**	**163**	**1,335**	**62**	**11,465**	**48,498**	**23,980**	**(5,820)**	**78,123**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**78,123**
(+) Initial recog. and changes in F.V. of BA (unrealized)									8,512
Reserve from the sale of minority interests in subsidiaries									(16,066)
(+) Depreciation PPE									(19,845)
(+) Financial result, net									(50,658)
(+) Income Tax (Charge)/Benefit									767
Profit/(Loss) for the Period									**833**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 4Q14

$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	48	28,153	455	388	29,044	153,383	-	-	182,427
Cost of manufactured products sold and services rendered	-	(24,432)	(650)	(227)	(25,309)	(88,231)	-	-	(113,540)
Gross Profit from Manufacturing Activities	**48**	**3,721**	**(195)**	**161**	**3,735**	**65,152**	**-**	**-**	**68,887**
Sales of agricultural produce and biological assets	25,346	406	8,862	-	34,614	-	-	-	34,614
Cost of agricultural produce and biological assets	(25,346)	(406)	(8,862)	-	(34,614)	-	-	-	(34,614)
Initial recog. and changes in FV of BA and agricultural produce	(3,590)	(3,453)	2,960	182	(3,901)	(9,323)	-	-	(13,224)
Gain from changes in NRV of agricultural produce after harvest	2,191	-	-	-	2,191	-	-	-	2,191
Gross Profit from Agricultural Activities	**(1,399)**	**(3,453)**	**2,960**	**182**	**(1,710)**	**(9,323)**	**-**	**-**	**(11,033)**
Margin Before Operating Expenses	**(1,351)**	**268**	**2,765**	**343**	**2,025**	**55,829**	**-**	**-**	**57,854**
General and administrative expenses	(1,077)	(848)	(388)	(30)	(2,343)	(5,283)	-	(5,830)	(13,456)
Selling expenses	(788)	(2,974)	(132)	(5)	(3,899)	(22,467)	-	(727)	(27,093)
Other operating income, net	(11,002)	494	357	(177)	(10,328)	7,416	-	(162)	(3,074)
Share of gain/(loss) of joint ventures	(462)	-	-	-	(462)	-	-	-	(462)
Profit from Operations Before Financing and Taxation	**(14,680)**	**(3,060)**	**2,602**	**131**	**(15,007)**	**35,495**	**-**	**(6,719)**	**13,769**
(-) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	(1,127)	(542)	(1,669)	2,985	-	-	1,316
Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**(14,680)**	**(3,060)**	**1,475**	**(411)**	**(16,676)**	**38,480**	**-**	**(6,719)**	**15,085**
(-) Depreciation PPE	433	791	387	87	1,698	20,942	-	-	22,640
Adjusted EBITDA	**(14,247)**	**(2,269)**	**1,862**	**(324)**	**(14,978)**	**59,422**	**-**	**(6,719)**	**37,725**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**37,725**
(+) Initial recog. and changes in F.V. of BA (unrealized)									(1,316)
Reserve from the sale of minority interests in subsidiaries									-
(+) Depreciation PPE									(22,640)
(+) Financial result, net									(26,180)
(+) Income Tax (Charge)/Benefit									(445)
Profit/(Loss) for the Period									**(12,856)**

30

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4Q15

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Income

Statement of Income						
$ thousands	**4Q15**	**4Q14**	**Chg %**	**2015**	**2014**	**Chg %**
Sales of manufactured products and services rendered	174,151	182,427	(4.5%)	490,619	513,127	(4.4%)
Cost of manufactured products sold and services rendered	(110,912)	(113,540)	(2.3%)	(321,998)	(335,442)	(4.0%)
Gross Profit from Manufacturing Activities	**63,239**	**68,887**	**-8.2%**	**168,621**	**177,685**	**-5.1%**
Sales of agricultural produce and biological assets	44,517	34,614	28.6%	183,695	209,839	(12.5%)
Cost of agricultural produce sold and direct agricultural selling expenses	(44,517)	(34,614)	28.6%	(183,695)	(209,839)	(12.5%)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,190	(13,224)	(230.0%)	36,869	27,145	35.8%
Changes in net realizable value of agricultural produce after harvest	4,777	2,191	- %	14,691	3,401	- %
Gross Profit/(Loss) from Agricultural Activities	**21,967**	**(11,033)**	**n.m**	**51,560**	**30,546**	**68.8%**
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	**85,206**	**57,854**	**47.3%**	**220,181**	**208,231**	**5.7%**
General and administrative expenses	(12,080)	(13,456)	(10.2%)	(48,425)	(52,695)	(8.1%)
Selling expenses	(22,043)	(27,093)	(18.6%)	(70,268)	(78,864)	(10.9%)
Other operating income, net	(201)	(3,074)	(93.5%)	31,066	11,977	- %
Share of loss of joint ventures	(158)	(462)	(65.8%)	(2,685)	(924)	190.6%
Profit from Operations Before Financing and Taxation	**50,724**	**13,769**	**268.4%**	**129,869**	**87,725**	**48.0%**
Finance income	1,916	648	195.7%	9,150	7,291	25.5%
Finance costs	(52,574)	(26,828)	96.0%	(116,890)	(86,472)	35.2%
Financial results, net	(50,658)	(26,180)	93.5%	(107,740)	(79,181)	36.1%
Profit (Loss) Before Income Tax	**66**	**(12,411)**	**- %**	**22,129**	**8,544**	**159.0%**
Income tax benefit	767	(445)	(272.4%)	(3,754)	(6,106)	(38.5%)
Profit (Loss) for the Period from Continuing Operations	**833**	**(12,856)**	**(106.5%)**	**18,375**	**2,438**	**653.7%**
Profit (loss) for the Period from discontinued operations	**-**	**-**	**- %**	**-**	**-**	**- %**
Income / (Loss) for the Period	**833**	**(12,856)**	**(106.5%)**	**18,375**	**2,438**	**653.7%**

31

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4Q15

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows						
$ thousands	4Q15	4Q14	Chg %	2015	2014	Chg %
Cash flows from operating activities:						
Profit for the period	**1,152**	**(12,856)**	**n.a**	**18,694**	**2,438**	**666.8%**
Adjustments for:						n.a
Income tax benefit	(1,086)	445	n.a	3,435	6,106	(43.7%)
Depreciation	19,697	22,458	(12.3%)	70,682	89,147	(20.7%)
Amortization	148	176	(15.9%)	585	509	14.9%
Gain from disposal of farmland and other assets	(7,914)	-	n.a	(7,914)	-	n.a
Gain from of disposal of other property items	188	(197)	n.a	(721)	(985)	(26.8%)
Gain from disposal of subsidiary	-	-	n.a	-	-	n.a
Equity settled share-based compensation granted	1,236	939	31.6%	4,396	3,867	13.7%
Loss/(Gain) from derivative financial instruments and forwards	8,266	7,320	12.9%	(17,686)	(6,548)	170.1%
Interest and other expense, net	11,288	13,078	(13.7%)	43,822	50,941	(14.0%)
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(11,639)	13,954	n.a	(16,850)	15,783	n.a
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,055)	(6,390)	(67.8%)	(4,406)	(1,134)	288.5%
Provision and allowances	(62)	296	n.a	(79)	355	n.a
Share of loss from joint venture	158	462	(66%)	2,685	924	190.6%
Foreign exchange gains, net	20,313	(2,705)	n.a	23,423	9,246	153.3%
Cash flow hedge – transfer from equity	17,862	12,031	48.5%	32,700	12,031	171.8%
Discontinued operations	-	-	n.a	-	-	n.a
Subtotal	**57,552**	**49,011**	**17.4%**	**152,766**	**182,680**	**(16.4%)**
Changes in operating assets and liabilities:						
Increase in trade and other receivables	15,297	(674)	n.a	1,590	(38,622)	n.a
Increase in inventories	51,705	40,682	27.1%	(10,025)	(22,027)	(54.5%)
Decrease in biological assets	(32,176)	(33,157)	(3.0%)	(10,342)	(5,418)	90.9%
Decrease in other assets	(61)	(60)	1.7%	(871)	21	n.a
(Increase) in derivative financial instruments	(1,699)	(2,046)	(17.0%)	25,880	4,493	476.0%
Decrease in trade and other payables	9,552	22,133	(56.8%)	(9,876)	6,390	n.a
(Decrease)/Increase in payroll and social security liabilities	(1,801)	(3,249)	(44.6%)	4,996	6,253	(20.1%)
Increase/(Decrease) in provisions for other liabilities	(368)	(734)	(49.9%)	21	(179)	n.a
Net cash generated in operating activities before interest and taxes paid	**98,001**	**71,906**	**36.3%**	**154,139**	**133,591**	**15.4%**
Income tax paid	(24)	(95)	(74.7%)	(230)	(458)	(49.8%)
Net cash generated from operating activities	**97,977**	**71,811**	**36.4%**	**153,909**	**133,133**	**15.6%**
Cash flows from investing activities:						
Continuing operations:						
Purchases of property, plant and equipment	(20,312)	(51,883)	(60.9%)	(97,752)	(207,712)	(52.9%)
Purchases of intangible assets	(189)	(1,325)	(85.7%)	(1,203)	(2,098)	(42.6%)
Purchase of cattle and non current biological assets planting cost	(10,925)	(28,778)	(62.0%)	(48,856)	(110,998)	(56.0%)
Interest received	1,381	1,333	3.6%	8,201	7,068	16.0%
Payment of seller financing arising on subsidiaries acquired	-	-	n.a	-	(684)	(100.0%)
Loans to joint venture	(167)	-	n.a	(8,082)	-	n.a
Investments in joint ventures	-	(12)	(100.0%)		(1,372)	(100.0%)
Proceeds from sale of farmland and other assets	12,610	-	n.a	12,610	-	n.a
Proceeds from sale of property, plant and equipment	600	31	1,835.5%	1,303	1,024	27.2%
Proceeds from disposal of subsidiaries	-	-	n.a	-	1,318	(100.0%)
Proceeds from sales of financial assets	-	-	n.a	-	-	n.a
Discontinued operations	-	-	n.a	-	-	n.a
Net cash used in investing activities	**(17,002)**	**(80,634)**	**(78.9%)**	**(133,779)**	**(313,454)**	**(57.3%)**
Cash flows from financing activities:						
Proceeds from equity settled share-based compensation exercised	-	104	(100.0%)	1,259	839	50.1%
Proceeds from long-term borrowings	13,592	6,382	113.0%	299,343	180,048	66.3%
Payments of long-term borrowings	(87,351)	(95,686)	(8.7%)	(165,455)	(177,027)	(6.5%)
Proceeds from the sale of minority interest in subsidiaries	21,969	(554)	n.a	21,969	49,343	(55.5%)
Net increase in short-term borrowings	(13,688)	33,807	n.a	2,736	81,977	(96.7%)
Interest paid	(17,710)	(16,101)	10.0%	(48,438)	(48,899)	(0.9%)
Purchase of own shares	(25)	-	n.a	(320)	(12,992)	(97.5%)
Payment of derivatives financial instruments	(18,676)	-		(18,676)	-	
Net cash generated from financing activities	**(101,889)**	**(72,048)**	**41.4%**	**92,418**	**73,289**	**26.1%**
Net increase/(decrease) in cash and cash equivalents	**(20,914)**	**(80,871)**	**(74.1%)**	**112,548**	**(107,032)**	**n.a**
Cash and cash equivalents at beginning of period	**224,349**	**196,746**	14.0%	**113,795**	**232,147**	(51.0%)
Effect of exchange rate changes on cash and cash equivalents	(4,541)	(2,081)	118.2%	(27,449)	(11,320)	142.5%
Cash and cash equivalents at end of period	**198,894**	**113,794**	**74.8%**	**198,894**	**113,795**	**74.8%**

32

Condensed Consolidated Balance Sheet Statement of Financial Position $ thousands Dec 31, 2015 Dec 31, 2014 Chg % ASSETS Non-Current Assets Property, plant and equipment 540,218 776,905 (30.5%) Investment property 4,796 6,675 (28.1%) Intangible assets 16,661 23,778 (29.9%) Biological assets 253,005 286,044 (11.6%) Investments in joint ventures - 2,752 (100.0%) Deferred income tax assets 60,857 45,597 33.5% Trade and other receivables 21,795 50,590 (56.9%) Other assets 651 587 10.9% Total Non-Current Assets 897,983 1,192,928 (24.7%) Current Assets Biological assets 46,265 55,188 (16.2%) Inventories 77,703 104,919 (25.9%) Trade and other receivables 145,011 164,526 (11.9%) Derivative financial instruments 4,849 7,966 (39.1%) Cash and cash equivalents 198,894 113,795 74.8% Total Current Assets 472,722 446,394 5.9% TOTAL ASSETS 1,370,705 1,639,322 (16.4%) SHAREHOLDERS EQUITY Capital and reserves attributable to equity holders of the parent Share capital 183,573 183,573 - % Share premium 937,674 933,044 0.5% Cumulative translation adjustment (567,133) (395,804) 43.3% Equity-settled compensation 16,631 16,735 (0.6%) Cash flow hedge (137,911) (43,064) 220.2% Other reserves - - n.a Reserve for the sale of non contolling interests in subsidiaries (1,936) 25,508 n.a Treasury shares 41,574 (2,840) n.a Retained earnings 62,923 45,644 37.9% Equity attributable to equity holders of the parent 535,395 762,796 (29.8%) Non controlling interest 7,335 7,589 (3.3%) TOTAL SHAREHOLDERS EQUITY 542,730 770,385 (29.6%) LIABILITIES Non-Current Liabilities Trade and other payables 1,911 2,391 (20.1%) Borrowings 483,651 491,324 (1.6%) Deferred income tax liabilities 15,636 39,635 (60.6%) Payroll and social security liabilities 1,236 1,278 (3.3%) Derivatives financial instruments 119 39 205.1% Provisions for other liabilities 1,653 2,013 (17.9%) Total Non-Current Liabilities 504,206 536,680 (6.1%) Current Liabilities Trade and other payables 53,731 83,100 (35.3%) Current income tax liabilities 962 76 1,165.8% Payroll and social security liabilities 22,153 27,315 (18.9%) Borrowings 239,688 207,182 15.7% Derivative financial instruments 6,575 13,860 (52.6%) Provisions for other liabilities 660 724 (8.8%) Total Current Liabilities 323,769 332,257 (2.6%) TOTAL LIABILITIES 827,975 868,937 (4.7%) TOTAL SHAREHOLDERS EQUITY AND LIABILITIES 1,370,705 1,639,322 (16.4%)